[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

November 10, 2016

VIA COURIER AND EDGAR

Re:	Park Hotels & Resorts Inc.
Registration Statement on Form 10
File No. 001-37795

Sandra B. Hunter, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Hunter:

On behalf of Park Hotels & Resorts Inc., we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 5 (“Amendment No. 5”) to the above-referenced Registration Statement, marked to show changes from the Registration Statement as filed on October 25, 2016. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following response to your November 9, 2016 comment letter regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our response refer to the page numbers of Amendment No. 5. The response and information described below are based upon information provided to us by Park Hotels & Resorts. Capitalized terms used herein that are not otherwise defined shall have the meanings assigned to such terms in Amendment No. 5.

SECURITIES AND EXCHANGE COMMISSION	2	November 10, 2016

General

1.	We note the revised disclosure that, upon consummation of the sale to HNA, 25% of the voting power in Park Parent will be controlled by HNA. Please revise to clarify the percentage voting power in Park Parent to be controlled by Blackstone upon consummation of the sale to HNA and briefly describe the material terms of the stockholders agreements with each of HNA and Blackstone, including without limitation, the number of board designees for each.

In response to the Staff’s Comment, Park Hotels & Resorts has revised pages 8 and 63 to clarify the percentage voting power in Park Parent to be controlled by Blackstone upon consummation of the sale to HNA. In addition, Park Hotels & Resorts has revised the disclosure set forth under “Certain Relationships and Related Party Transactions—Stockholders Agreements” on pages 166-168 of Amendment No. 5 to include a description of the material terms of the stockholders agreements with each of HNA and Blackstone, including the number of board designees of each of HNA and Blackstone.

Unaudited Pro Forma Combined Consolidated Financial Statements

2.	Please revise adjustment (a) to clarify how you arrived at the $1,049 million and $1,263 million adjustments.

In response to the Staff’s comment, Park Hotels & Resorts has revised the disclosure on page 97 to include a table that details the calculation of adjustment (a) to its historical debt as of September 30, 2016, as well as to clarify that the amount of adjustment (a) associated with net parent investment was determined based upon the net changes to its historical debt and related assets and liabilities resulting from the Financing Transactions.

Unaudited Condensed Combined Consolidated Financial Statements

Notes to Condensed Combined Consolidated Financial Statements

Note: 13 Subsequent Events, page F-45

3.	Please revise to remove Ownership Adjusted EBITDA from your financial statements footnotes. Please refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

Park Hotels & Resorts advises the Staff that the information regarding ownership segment Adjusted EBITDA (“Ownership Adjusted EBITDA”) included in Note 13: “Subsequent Events” to the unaudited condensed combined consolidated financial statements included in Amendment No. 4 to the Registration Statement has been removed from the notes to the unaudited condensed combined consolidated financial statements included in Amendment No. 5.

Park Hotels & Resorts further advises the Staff that Note 15: “Geographic and Business Segment Information” to its audited combined consolidated financial statements and Note 11: “Business Segment” to its unaudited condensed combined consolidated financial statements include a presentation of Ownership Adjusted EBITDA reconciled to net income. Ownership Adjusted EBITDA is Park Hotels & Resorts management’s measure of segment profitability and is presented in conformity with Accounting Standards Codification 280, “Segment Reporting.” Accordingly, Ownership Adjusted EBITDA is excluded from the definition of non-GAAP financial measures for purposes of Item 10(e) of Regulation S-K in accordance with the Division of Corporation Finance’s Compliance and Disclosure Interpretations, Non-GAAP Financial Measures, Question 104.01.

SECURITIES AND EXCHANGE COMMISSION	3	November 10, 2016

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Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 or Edgar J. Lewandowski at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Jennifer Gowetski, Esq.

Jennifer Monick

Jeffrey Lewis

Hilton Worldwide Holdings Inc.

Kristin A. Campbell, Esq.

Park Hotels & Resorts Inc.

Sean M. Dell’Orto

Hogan Lovells US LLP

J. Warren Gorrell, Jr.

Stuart A. Barr